SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

SIGNATURES

FOR IMMEDIATE RELEASE
For more information contact:
Thomas Witom           News and Information           (847) 955-3939
CNH Announces Full Support of B5 and Backs B20
LAKE FOREST, Illinois (April 3, 2006) – CNH Global N.V. (NYSE: CNH) said its industry-leading Case IH and New Holland agricultural equipment and Case and New Holland construction equipment brands fully support use of B5 blends (5% biodiesel and 95% petroleum-based diesel) on all engines they manufacture. In addition, use of 20% blends is possible on all engines other than common rail.
B5 blends must meet the requirements of U.S. standard ASTM6751 on the base biodiesel stock or European standard EN14214. When using higher 20% blends certain handling and maintenance requirements come into play, and customers are advised to speak with their dealers on specific issues.
CNH is committed to working with its partners to push toward higher-level biodiesel that will be a compatible fuel source in future low-emissions compliant engines and has initiated aggressive field tests to evaluate the performance with 100% biodiesel. CNH will take advantage of the Fiat Group’s technological know-how.
Among our customers there is a growing demand for equipment that runs on cost effective, environmentally friendly fuel. Biodiesel allows for reducing dependence on imported oil and offers improved advantages while lowering emissions. This alternate fuel is equally compatible with agricultural equipment such as tractors whose engines run at constant speed as it is with construction equipment such as wheel loaders that operate at variable speeds.
The long-term effects of biodiesel in higher blend ratios have yet to be confirmed with current production engines, and CNH is continuing to study impacts of those applications. It is demonstrating its commitment to renewable alternate fuels through research and a long-standing association with the U.S. National Biodiesel Board (“NBB”). In 2002, New Holland became the first farm equipment company to join an offspring of the NBB, the National Biodiesel Alliance, an information-sharing group committed to exploring biodiesel issues.

Biodiesel is processed from vegetable-based oils derived from soybeans in North America (SME) and rapeseed (RME) in Europe and is used in various mixes with standard petroleum diesel.
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CNH Case New Holland is a world leader in the agricultural and construction equipment businesses. Supported by approximately 10,800 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/s/ Roberto Miotto

Roberto Miotto
Senior Vice President, General Counsel
and Secretary

April 4, 2006